

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Charles L. Kelly
Chief Financial Officer
 & Corporate Secretary
Medical Action Industries Inc.
500 Expressway Drive South
Brentwood, New York 11717

> **Re:** **Medical Action Industries Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 2, 2010**
> **Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2010**
> **Amendment No. 2 to Form 10-K for the fiscal year ended March 31, 2010**
> **File No. 000-13251**

Dear Mr. Kelly:

    We have completed our review of your filings and do not have any further comments at
this time.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief